December 31, 2012

Boards of Managers
Excelsior Multi-Strategy Hedge Fund of Funds (TI), LLC
Excelsior Multi-Strategy Hedge Fund of Funds (TE), LLC
Excelsior Multi-Strategy Hedge Fund of Funds Master Fund LLC
225 High Ridge Road
Stamford, CT 06905

Gentlemen:

You have requested our opinion concerning certain Federal income tax issues relating to each Agreement and Plan of Merger dated as of December 31, 2012, by and among (A) each of (i) Excelsior Multi-Strategy Hedge Fund of Funds (TI), LLC, a Delaware limited liability company and (ii) Excelsior Multi-Strategy Hedge Fund of Funds (TE), LLC, a Delaware limited liability company, (each, a "Merger Fund"), on the one hand, and (B) Excelsior Multi-Strategy Hedge Fund of Funds Master Fund LLC, a Delaware limited liability company (the "Master Fund"), on the other hand (each, a "Merger Agreement" and collectively, the "Merger Agreements").  Each Merger Agreement provides for the merger of the applicable Merger Fund with and into the Master Fund (the "Merger").  Capitalized terms not otherwise defined in this letter shall have the meanings ascribed to them in the Merger Agreements.

In rendering this opinion we have examined the Merger Agreements, certain representation certificates from officers of each of the Merger Funds and the Master Fund (the "Representation Certificates") and such other documents as we have deemed necessary.  In that connection we have assumed (1) the authenticity, accuracy and completeness of all such agreements, certificates and other documents; (2) that each Merger will be effective under applicable state laws; and (3) that each Merger Agreement accurately describes all material terms of the Merger to which it applies.  We have assumed that neither any Merger Fund nor the Master Fund will notify us prior to the effective date of the Mergers that any representation contained in its Representation Certificate is not true, accurate and complete.  In rendering our opinion, we have not undertaken independent investigation of the accuracy of those assumptions or of the statements set forth in the Representation Certificates.

Our opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, other administrative authorities and judicial decisions, all as of the date of this letter.  All of the foregoing are subject to change and any such change (which could be retroactive) could affect the opinions contained in this letter.

This opinion is our legal judgment as to certain of the Federal income tax consequences of the Mergers.  Our opinion is not binding on the Internal Revenue Service or any court.  The opinion is limited to the specific conclusions set forth below and does not address foreign, state, local, estate, gift or other potential tax consequences of the Mergers.  Further, the opinion does not address Federal income tax consequences applicable to persons subject to special tax rules.

On the basis of the foregoing, for Federal income tax purposes, we are of the opinion that:

1.  Each Merger will constitute a tax-free reorganization under Section 368(a) of the Code and each Merger Fund and the Master Fund will  be a party to a reorganization within the meaning of Section 368(b) of the Code.

2.  Neither any Merger Fund nor the Master Fund will recognize gain or loss in connection with the Merger.

3.  The holders of Merger Fund Units will not recognize gain or loss upon their receipt of Master Fund Units pursuant to the Mergers.

4.  The tax basis of Master Fund Units received in the Mergers will be the same as the tax basis of Merger Fund Units surrendered in exchange therefor.

5.  The holding period for the Master Fund Units  received in the Mergers by holders of Merger Fund Units will include the holding period during which such holders held their Merger Fund Units, provided that those Merger Fund Units were held as capital assets at the effective date of the Mergers.

Except as set forth above, we express no opinion as to the tax consequences to any party, whether federal, state, local or foreign, or of any transaction related to the Mergers or contemplated by the Merger Agreements.

This opinion is furnished only to you and is solely for your benefit.  It may not be used, circulated, quoted, referred to or relied upon by any other person without our prior written approval in each instance.  We hereby disclaim any obligation to update this opinion for any reason (including changes in law occurring after today).

  Very truly yours,

Schulte Roth & Zabel LLP